Yoel Kranz 617.570.1760 ykranz@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 19, 2011

BY EDGAR AND EMAIL TRANSMISSION

Ms. Mara L. Ransom

Ms. Brigitte Lippmann

Mr. Christopher Chase

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Atlantic Power Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2011
File No. 001-34691

Dear Ms. Ransom:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 16, 2011 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-34691) filed with the Commission on September 9, 2011 (the “Proxy Statement”).  The Company is concurrently filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments.  In addition to filing this letter via EDGAR, we will separately deliver to you a marked copy of Amendment No. 2, reflecting all changes to the Proxy Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Proxy Statement, and page references in the responses refer to Amendment No. 2.  Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2.

Opinions of Atlantic Power’s Financial Advisors, page 58

1.                                       We reissue, in part, comment 6 of our letter dated August 19, 2011. We note that TD Securities has not deleted or revised the identified language in the fairness opinion because it “would be tantamount to rewriting the terms of the Company’s engagement of TD Securities.” Because the identified opinion language implies a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Please note, we do not object if the opinion states only that it does not constitute a recommendation to any stockholder. Alternatively, disclose the basis for TD Securities’ belief that shareholders cannot rely upon the opinion to support any claims against TD Securities arising under applicable state law (e.g., the inclusion of an express disclaimer in TD Securities’ engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to TD Securities would have no effect on the rights and responsibilities of either TD Securities or the board of directors under the federal securities laws.

Response to Comment No. 1

In response to the Staff’s comment, the disclosure related to the TD Securities Fairness Opinion on page 62 of Amendment No. 2 has been revised to include the following:

In accordance with the terms of the engagement of TD Securities by Atlantic Power, the TD Securities Fairness Opinion provides, among other things, that it (i) is being provided to the Atlantic Power board of directors, and is intended solely for the use of the Atlantic Power board of directors with respect to the Proposed Transaction, and (ii) must not be published, reproduced, disseminated, quoted from, made public or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without TD Securities’ prior written consent, except that a copy of the opinion may be included in its entirety in the management information circular to be sent to the shareholders of Atlantic Power in respect of the Proposed Transaction and any filing Atlantic Power is required to make with the Securities and Exchange Commission in connection with the Proposed Transaction, if such inclusion is required by applicable law. TD Securities is not aware of any applicable provincial or state court decision regarding the availability of a defense by TD Securities based on this limitation in the engagement letter in connection with any claim of reliance on the TD Securities Fairness Opinion by an Atlantic Power shareholder.  Accordingly, the availability of any such defense will be resolved by a court of competent jurisdiction.  Resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Atlantic Power board of directors under applicable state law.  Further, the availability of such a state-law defense to TD Securities would have no effect on the rights and responsibilities of either TD Securities or the Atlantic Power board of directors under the federal securities laws of the United States.

2.                                       We note your response to comment 7 of our letter dated August 19, 2011. Please also quantify the fees paid to TD Securities and Morgan Stanley and/or their respective affiliates in connection with investment and commercial banking advice and services to the company over the past two years. See Item 1015(b)(4) of Regulation M-A.

Response to Comment No. 2

In response to the Staff’s comment, the disclosures on pages 68, 69 and 77 of Amendment No. 2 have been revised to quantify the fees paid to TD Securities and Morgan Stanley and/or their respective affiliates in connection with investment and commercial banking advice and services to the Company of the past two years.  We note that Morgan Stanley has not received fees or other compensation from the Company within the past two years other than the fees received in connection with the current transaction, as disclosed in Amendment No. 2.

Annex J — Form of Proxy of Atlantic Power

3.                                       Please revise the proxy card to include a separate vote for the adjournment or postponement of the meeting.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its form of proxy card to include a separate vote for the adjournment or postponement of the meeting.

*                                         *                                         *

The Company respectfully believes that the proposed modifications to the Proxy Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1760.

Sincerely,

/s/ Yoel Kranz

Yoel Kranz

cc:                                 Barry E. Welch

Atlantic Power Corporation

Laura Hodges Taylor

Goodwin Procter LLP